UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934  (Amendment No.        )*

American Business Services, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

None
(CUSIP Number)

Bryan L. Hansel
Chief Executive Officer
Smith Electric Vehicles Corp.
12200 N.W. Ambassador Drive, Suite 326
Kansas City, Missouri 64163
(816) 464-0508

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Smith Electric Vehicles Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,000,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 85.3% (1)

14	TYPE OF REPORTING PERSON (see instructions) CO

(1) Based on the 7,030,000 shares of Common Stock of the Issuer outstanding as of May 20, 2014, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q.

CUSIP No. None	13D	Page 3 of 6 Pages

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.001 per share par value (the “Common Stock”), of American Business Services, Inc., a Colorado corporation (the “Issuer”), with its principal executive offices at 6521 Ocaso Drive, Castle Pines, CO  80108.

Item 2.	Identity and Background

(a)  This Schedule 13D is filed by Smith Electric Vehicles Corp. (the “Reporting Person”).

(b)  The principal business address of the Reporting Person is 12200 N.W. Ambassador Drive, Suite 326, Kansas City, Missouri 64163.

(c)  The principal business of the Reporting Person is the design, production and sale of zero emission commercial electric vehicles.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Delaware corporation.

Information regarding the directors and officers of the Reporting Person is set forth on Schedule A hereto and incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

On July 3, 2014, the Reporting Person acquired 6,000,000 shares of Common Stock for a purchase price of $340,000 in cash, or approximately $0.57 per share.  The cash used by the Reporting Person to pay the purchase price was from working capital obtained through borrowings from existing stockholders, lenders and employees of the Reporting Person.

Item 4.	Purpose of Transaction

Effective July 3, 2014, the Reporting Person and Phil E. Ray, the controlling shareholder of the Issuer, entered into a Securities Purchase Agreement (the “Purchase Agreement”), under which the Reporting Person agreed to purchase the 6,000,000 shares of Common Stock beneficially owned by the Reporting Person.  Under the Purchase Agreement, the parties agreed that, upon the closing of the Reporting Person’s purchase of Common Stock:

• the Issuer’s board of directors (the “Board”) would be expanded by the addition of one member nominated by the Reporting Person;

CUSIP No. None	13D	Page 4 of 6 Pages

• all officers of the Issuer would resign, and the board would appoint designees of the Reporting Person as the sole officers of the Company; and

• upon compliance by the Issuer with information statement delivery requirements pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended, the director not designated by the Reporting Person would resign and the vacancy created thereby would be filled by a designee of the Reporting Person.

The closing of the Reporting Person’s purchase of the Common Stock closed on July 3, 2014.  Effective July 3, 2014, the Issuer increased the size of the Board from one to two members and appointed Bryan L. Hansel, who was nominated by the Reporting Person pursuant to the Purchase Agreement.  In addition, Phil E. Ray, the sole officer of the Issuer, resigned, and Bryan L. Hansel was appointed as the Chief Executive Officer and President of the Issuer, John Micek was appointed as its Chief Financial Officer and Jacques Schira was appointed as its Secretary.

The Reporting Person intends to complete a merger transaction (the “Reverse Merger”) in which a subsidiary of the Issuer will merge with and into the Reporting Person, the Reporting Person will survive as a wholly owned subsidiary of the Issuer, and current stockholders of the Reporting Person will receive shares of Common Stock of the Issuer in the merger.

Following the consummation of the Reverse Merger, the Reporting Person intends that:

• current directors and officers of the Reporting Person will be appointed as directors and officers of the Issuer and will thereafter control the Board and management of the Issuer;

• the Issuer will procure an investment bank to underwrite a public offering of the Issuer’s Common Stock; and

• in connection with the proposed public offering, the Issuer will pursue a listing of its common stock on a national stock exchange.

The Reporting Person and Phil E. Ray further intend that the Issuer and Mr. Ray will enter into a Spin-Off Agreement, pursuant to which all of the operating assets of the Issuer will be assigned to Mr. Ray.  As consideration for such assignment, Mr. Ray will agree to indemnify the Issuer and its officers, directors, employees, counsel, agents and stockholders against any and all losses, liabilities, damages, expenses and claims arising out of, based upon, or in connection with the business of the Issuer or the transferred subsidiary prior to the date of the Spin-Off Agreement.

There can be no assurance that the Reporting Person and the Issuer will be able to complete the above-referenced transactions in a timely manner, if at all.

Other than as described above, the Reporting Person has no plans or proposals relating to any of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act (upon reduction of the number of stockholders to less than 300); or (j) any action similar to any of those enumerated above.

CUSIP No. None	13D	Page 5 of 6 Pages

Item 5.	Interest in Securities of the Issuer

(a)  As of the date hereof, the Reporting Person is the beneficial owner of 6,000,000 shares of Common Stock, representing approximately 85.3% of the shares of outstanding Common Stock of the Issuer (based on 7,030,000 shares of Common Stock outstanding as of May 20, 2014, as set forth in the Issuer’s Current Report on Form 10-Q for the quarter ended March 31, 2014).

(b)  The Reporting Person has the sole power to vote and dispose of the 6,000,000 shares of Common Stock of the Issuer beneficially owned by the Reporting Person.

(c)  Other than the transactions described herein, the Reporting Person has not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d)  No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of, the Issuer that are beneficially owned by the Reporting Person.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

As described further under Item 4 above, the Reporting Person and Phil E. Ray entered into the Purchase Agreement effective July 3, 2014.

Other than as described above, to the knowledge of each of the Reporting Person and the individuals listed in Schedule A, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

None.

CUSIP No. None	13D	Page 5 of 6 Pages

SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2014
SMITH ELECTRIC VEHICLES CORP.
By: /s/ Bryan L. Hansel
Name: Bryan L. Hansel
Title: Chief Executive Officer

Schedule A

OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The name, citizenship, principal occupation and business address of each officer and director of the Reporting Person are set forth below.  None of the persons listed below owns any shares of Common Stock of the Issuer.  Each of the persons listed below has responded “none” to Items 2(d) and (e).

Name	Citizenship	Business Address	Position(s) with Reporting Person and Present Principal Occupation
Bryan L. Hansel	United States	Smith Electric Vehicles Corp. 12200 N.W. Ambassador Drive, Suite 326 Kansas City, Missouri 64163	Chief Executive Officer, Director
Robin J. Mackie	United States	Smith Electric Vehicles Corp. 12200 N.W. Ambassador Drive, Suite 326 Kansas City, Missouri 64163	President and Chief Technology Officer, Director
John Micek	United States	Smith Electric Vehicles Corp. 12200 N.W. Ambassador Drive, Suite 326 Kansas City, Missouri 64163	Chief Financial Officer
Angela Strand	United States	Smith Electric Vehicles Corp. 12200 N.W. Ambassador Drive, Suite 326 Kansas City, Missouri 64163	Chief Marketing Officer, VP Governance Affairs & Business Development
Jacques D. Schira	United States	Smith Electric Vehicles Corp. 12200 N.W. Ambassador Drive, Suite 326 Kansas City, Missouri 64163	General Counsel, VP of Legal and Commercial Affairs
Charles L. Gassenheimer	United States	CHR Carnegie Hudson Resources 152 West 57th Street – 52nd Floor New York, New York 10019	Chairman of the Board of Directors; President of CHR Carnegie Hudson Resources
Robert Druten	United States	6330 Granada Drive Prairie Village, KS 66208	Director